Report of Independent Registered Public
Accounting Firm

The Board of Trustees of
BNY Mellon Investment Funds III:

We have examined BNY Mellon Investment Funds IIIs management assertion, included in the accompanying
Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940, that BNY Mellon Global Equity Income Fund and
BNY Mellon International Bond Fund (collectively, the
Funds), each a series of BNY Mellon Investment Funds
III complied with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of
1940 (the Act) (the specified requirements) as of October
31, 2023. BNY Mellon Investment Funds IIIs management is responsible for its assertion.. Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with
attestation standards established by the AICPA. Those
standards require that we plan and perform the examination
to obtain reasonable assurance about whether
managements assertion about compliance with the
specified requirements is fairly stated, in all material
respects. An examination involves performing procedures
to obtain evidence about whether managements assertion
is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our
judgement, including an assessment of the risks of material
misstatement of managements assertion, whether due to
fraud or error. We believe that the evidence we obtained is
sufficient and appropriate to provide a reasonable basis for our opinion.
We are required to be independent and to meet our other
ethical responsibilities in accordance with relevant ethical requirements related to the engagement.
Included among our procedures were the following tests
performed as of October 31, 2023, and with respect to
agreement of security purchases and sales, for the period
from August 31, 2023 (the date of the Funds last
examination) through October 31, 2023:
1.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
2.	Obtained the Custodian reconciliation of security positions
held by institutions in book entry form (e.g., the Federal
Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

3.	Reconciliation of the Funds securities per the books and
records of the Funds to those of the Custodian;
4.	Agreement of pending purchase and sale activity for the
Funds as of October 31, 2023, if any, to documentation of corresponding subsequent bank statements;


5.	Agreement of five security purchases and five security
sales or maturities since the date of the last examination, from the books and records of each fund to corresponding bank statements;

6.	Confirmation of all repurchase agreements with
broker(s)/bank(s) and/or agreement of corresponding subsequent cash receipts to bank statements and agreement of underlying collateral with the Custodian records, if any;


7.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report (SOC 1 Report) for the period October 1, 2022
September 30, 2023 and noted no relevant findings were reported in the areas of Asset Custody and Trade
Settlement.

Our examination does not provide a legal determination on
the Funds compliance with specified requirements.
In our opinion, managements assertion that the Funds
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2023, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon
Investment Funds III, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
June 6, 2024



BNYMellon Investment Adviser, Inc.
240 Greenwich Street, 9th
Floor East - AIM#: 101-0900
New York, NY 10286



June 6, 2024

  Management Statement Regarding
Compliance With Certain Provisions of the
Investment Company Act of 1940

We, as members of management of BNY Mellon Equity
Income Fund (the May 31st Fund), BNY Mellon Global
Equity Income Fund and BNY Mellon International Bond
Fund (collectively, the October 31st Funds), and BNY
Mellon High Yield Fund (the December 31st Fund), (collectively with the May 31st Fund and October 31st Funds, the Funds), each a series of BNY Mellon Investment
Funds III, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management
Investment Companies of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2023, and from July 31, 2023 (the date of the Funds last examination) through October 31, 2023.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2023, and from July 31, 2023 (the date of the Funds last examination) through October 31, 2023, with respect to securities reflected in the investment accounts of the Funds.


BNY Mellon Investment Funds III




Jim Windels
Treasurer

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